August 3, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
 Washington, D.C. 20549
Attention: Ms. Heather Percival
   Ms. Amanda Ravitz

Re:	BioSig Technologies, Inc. Registration Statement on Form S-1 File No. 333-218583

Ladies and Gentlemen:

On behalf of BioSig Technologies, Inc. (the “Company” or “BioSig”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 29, 2017 (the “Comment Letter”), to Kenneth Londoner, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No.1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.1. References herein to page numbers are to page numbers in Amendment No.1.

The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.1which is marked to show changes from the relevant portions of the Registration Statement.

Selling Shareholders, page 5
1.
We note your reference here to warrants issued to “employees” of Laidlaw & Co. Please reconcile that disclosure with your Item 15 disclosure starting on page II-1 of your registration statement, which states that the warrants were issued to Laidlaw & Co. Also, revise your Item 15 disclosure to state the exemption upon which you relied to issue the warrants to employees of Laidlaw & Co.

Response:

The Company has made the requested revisions to its Item 15 disclosure starting on page II-1 of Amendment No.1 to clarify that these warrants were issued to employees of Laidlaw & Co. as designees of Laidlaw and Co. (“Laidlaw”), which was entitled to receive the warrants pursuant to the terms of its engagement letter with the Company.  The exemption upon which the Company relied to issue warrants to the employees of Laidlaw & Co. as the designees of Laidlaw & Co was Section 4(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended, as Laidlaw, which was an accredited investor at the time of issuance, was the party with whom the Company contracted to issue the warrants to pursuant to the terms of an engagement letter with the Company.

U.S. Securities and Exchange Commission
August 3, 2017

Common Stock Placement Agent Warrants, page 16
2.	Disclose the exercise price of the three-year warrants issued to Laidlaw & Company between October 2016 and March 2017.
Response:

The Company has made the requested revisions on page 16 to Amendment No.1 disclosing the exercise price of the three-year warrants issued between October 2016 and March 2017 and clarifying that such warrants were issued to the employees of Laidlaw & Co. as the designees of Laidlaw & Co.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner Rick A. Werner, Esq.

cc: Kenneth Londoner, BioSig Technologies, Inc.